Exhibit 12

                      Cendant Corporation and Subsidiaries
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Dollars in millions)

                                                                              Three Months Ended
                                                                                   March 31,
                                                                              ------------------
                                                                                2001        2000
                                                                               -----       -----
   Earnings before fixed charges:
   Income before income taxes, minority interest and equity in Homestore.com   $ 513       $ 220
   Plus:  Fixed charges                                                          201         109
   Less:  Equity loss in unconsolidated affiliates                                (3)         --
          Minority interest                                                       22          25
                                                                               -----       -----

   Earnings available to cover fixed charges                                   $ 695       $ 304
                                                                               =====       =====

   Fixed charges (1):
   Interest, including amortization of deferred
     financing costs                                                           $ 165       $  69
   Minority interest                                                              22          25
   Interest portion of rental payment                                             14          15
                                                                               -----       -----

   Total fixed charges                                                         $ 201       $ 109
                                                                               -----       -----

   Ratio of earnings to fixed charges                                          $3.46(2)    $2.79(3)
                                                                               =====       =====

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(1) Fixed charges consist of interest expense on all indebtedness (including amortization of deferred financing costs and capitalized interest) and the portion of operating lease rental expense that is representative of the interest factor.
(2) Income before income taxes, minority interest and equity in Homestore.com includes a net gain on the dispositions of businesses of $435 million, partially offset by other charges of $204 million. Excluding such amounts, the ratio of earnings to fixed charges is 2.31x.
(3) Income before income taxes, minority interest and equity in Homestore.com includes net restructuring charges of $106 million and a net loss on the dispositions of businesses of $13 million, partially offset by litigation related credits of $38 million. Excluding such amounts, the ratio of earnings to fixed charges is 3.53x.